HK Energy Partners, LP

1000 Louisiana, Suite 5600

Houston, Texas 77002

(832) 204-2700

May 6, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Nicholson

Re:	HK Energy Partners, LP – Form S-1 (Registration No. 333-147011)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “ Securities Act”), HK Energy Partners, LP, a Delaware limited partnership (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act. This letter replaces and supercedes our request filed May 6, 2008.

Very truly yours, HK Energy Partners, LP

By:	HK Energy Partners GP , LP, its General Partner

By:	Petrohawk Management Company, LLC, Its General Partner

By:	/s/ FLOYD C. WILSON
Floyd C. Wilson President and Chief Executive Officer

cc:	William T. Heller IV
Harry Beaudry
James M. Prince